October 27, 2014 VIA EDGAR U.S. Securities and Exchange Commission	Gretchen Passe Roin +1 617 526 6787 (t) +1 617 526 5000 (f) Gretchen.Roin@wilmerhale.com
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Sonny Oh

Re:         Value Line Funds Variable Trust (the “Trust”)
SEC File Nos. 33-16245; 811-05276

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Trust pursuant to: (1) the Securities Act of 1933, as amended (the “1933 Act”), and Rule 485(a) thereunder; (2) the Investment Company Act of 1940, as amended (the “1940 Act”); and (3) Rule 101(a) of Regulation S-T, is post-effective amendment No. 35 under the 1933 Act (amendment No. 35 under the 1940 Act) to the Trust’s registration statement on Form N-1A (the “Amendment”).

The Amendment incorporates the investment advisory agreement and other important plans and agreements adopted by the Trust on behalf of its new series, Value Line VIP Equity Advantage Fund (the “New Fund”), since the original amendment’s filing pursuant to Rule 485(a)(2) under the 1933 Act to establish the new series on September 19, 2014 (accession number 0001571049-14-004698). The Amendment consists of a Prospectus, Statement of Additional Information, Part C, and exhibits.

In accordance with Rule 461 under the 1933 Act, the Trust and EULAV Securities LLC, the principal underwriter of the Trust (the “Distributor”), hereby reserve the ability to orally request acceleration of the effective date of this Amendment. We have been advised that the Trust is aware of its obligations under the 1933 Act. The Trust and the Distributor would greatly appreciate any assistance that the Securities and Exchange Commission staff can provide to facilitate the effectiveness of this Amendment in a timely fashion.

If you have any questions or comments concerning the Amendment, please contact me or Leonard A. Pierce, Esq. of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6787 and 617-526-6440, respectively.

Very truly yours,

/s/ Gretchen Passe Roin
Gretchen Passe Roin

cc: Peter D. Lowenstein, Esq.
Leonard A. Pierce, Esq.

Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109

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